As filed with the Securities and Exchange Commission on July 31, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTROGLAS, INC.

(Name of Subject Company (Issuer))

ELECTROGLAS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Electroglas, Inc. 1993 Long-Term Incentive Plan,

the Electroglas, Inc. 1997 Stock Incentive Plan and

the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(Title of Classes of Securities)

285324109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas E. Brunton

Chief Financial Officer

Electroglas, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 528-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Electroglas, Inc. 6024 Silver Creek Valley Road San Jose, California 95138 (408) 528-3000 Attn: Thomas E. Brunton	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justin Bastian

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$8,990,087.30	$728.00**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,178,317 shares of common stock of Electroglas, Inc. having an aggregate value of $8,990,087.30 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Electroglas, Inc. (the “Company”) with the Securities and Exchange Commission on July 16, 2003, relating to an offer by the Company to exchange certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 16, 2003, as amended and supplemented. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 1.	Summary Term Sheet.

All statements in the Tender Offer Statement on Schedule TO, including all exhibits attached thereto, stating that the Offer and withdrawal rights expire at 5:00 p.m. Pacific Time on August 12, 2003, unless extended by the Company, are hereby amended and restated to read that all such Offer and withdrawal rights shall expire at 9:00 p.m. Pacific Time on August 12, 2003, unless extended by the Company.

The fourth full sentence in the first paragraph on page 6 of Section 4 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “We also reserve the right to waive any of the conditions of this Offer or any defect or irregularity in any election with respect to any particular options or any particular option holder, in which case such waiver shall apply equally to all options or option holders.”

The last sentence of the sixth paragraph of Section 6 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “Subject to our rights to extend, terminate and amend this Offer, we currently expect that you will receive your Replacement Options, as well as the new option agreements related thereto, promptly after the replacement Grant Date.”

The second to last sentence on page 11 of Section 8 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “While you may rely on the discussion in Section 13 regarding the material U.S. federal income tax consequences of accepting or rejecting this Offer to tender certain Current Options in exchange for Replacement Options, we recommend that you consult your own tax advisor with respect to your particular tax and legal consequences of participating in this Offer under the laws of the country or countries in which you are subject to tax or other laws.”

The second subtitle under Section 9 of Exhibit (a)(1) is hereby amended and restated to read as follows: “Recent Sale of Software Product Lines and Discontinuance of Wafer Inspection Products.”

The first sentence of Section 13 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “The following is a discussion of the material U.S. federal income tax consequences of the exchange of options under the Offer.”

The third full sentence on page 17 of Section 13 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “While you may rely on the discussion below regarding the material U.S. federal income tax consequences of the exchange of options under the Offer, we recommend that you consult your own tax advisor with respect to your particular tax and legal consequences of participating in this Offer.”

The second sentence of the first paragraph of Section 22 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “This section briefly highlights some of the risks.”

The phrase “certain limitations” in the first sentence of Schedule A of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read “the limitations set forth below.”

Subparagraph (a) of Schedule A of Exhibit (a)(1), Offer to Exchange is hereby amended and restated to read as follows: “(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the options elected for exchange pursuant to this Offer or the issuance of Replacement Options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electroglas or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates (including, without limitation, such contemplated future conduct as the ability to exchange the options and to do so without having to record a compensation expense in connection with this offering) or materially impair the contemplated benefits of the Offer to us, including, without limitation, benefits such as having a fewer number of options outstanding and not having to record a compensation expense in connection with this Offer;”

Subparagraph (b)(iii) of Schedule A of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electroglas or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates (including, without limitation, such contemplated future conduct as the ability to exchange the options and to do so without having to record a compensation expense in connection with this Offer) or materially impair the contemplated benefits of the Offer to us, including, without limitation, benefits such as having a fewer number of options outstanding and not having to record a compensation expense in connection with this Offer;”

Subparagraph (c)(vi) of Schedule A to Exhibit is hereby deleted in its entirety.

Item 10.	Financial Statements.

The following is hereby added to Section 9 of Exhibit (a)(1), Offer to Exchange: “We had a book value per share of $3.99 at March 31, 2003.”

Item 12.	Exhibits.

All statements in the following exhibits that the Offer and withdrawal rights expire at 5:00 p.m. Pacific Time on August 12, 2003, unless extended by the Company, are hereby amended, restated and refiled to read that all such Offer and withdrawal rights shall expire at 9:00 p.m. Pacific Time on August 12, 2003, unless extended by the Company:

Exhibit (a)(1) Offer to Exchange, dated July 16, 2003, as amended on July 31, 2003;

Exhibit (a)(2) Form of Letter of Transmittal;

Exhibit (a)(3) Form of Email to Eligible Option Holders;

Exhibit (a)(4) Form of Letter of Withdrawal;

Exhibit (a)(6) Form of Confirmation of Receipt of Letter of Transmittal;

Exhibit (a)(7) Form of Reminder of Approaching Expiration of Option Period;

Exhibit (a)(8) Form of Email to Tendering Option Holders Reporting Results of Option Exchange; and

Exhibit (a)(9) Question and Answer Document for Employees of Electroglas, Inc.

(a)	(1)	Offer to Exchange, dated July 16, 2003, as amended on July 31, 2003

	(2)	Form of Letter of Transmittal

	(3)	Form of Email to Eligible Option Holders

	(4)	Form of Letter of Withdrawal

	(5)*	Form of Email Accompanying Distribution of the Offer

	(6)	Form of Confirmation of Receipt of Letter of Transmittal

	(7)	Form of Reminder of Approaching Expiration of Option Period

	(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

	(9)	Question and Answer Document for Employees of Electroglas, Inc.

	(10)	Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

	(11)	Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

	(12)	Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(b)	Not applicable.

(d)	(1)*	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(2)*	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(3)*	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ELECTROGLAS, INC.

By:	/s/ Thomas E. Brunton
Chief Financial Officer

Date: July 31, 2003

INDEX TO EXHIBITS

Exhibit Number		Description

(a	)(1)	Offer to Exchange, dated July 16, 2003, as amended on July 31, 2003

(a	)(2)	Form of Letter of Transmittal

(a	)(3)	Form of Email to Eligible Option Holders

(a	)(4)	Form of Letter of Withdrawal

(a	)(5)*	Form of Email Accompanying Distribution of the Offer

(a	)(6)	Form of Confirmation of Receipt of Letter of Transmittal

(a	)(7)	Form of Reminder of Approaching Expiration of Option Period

(a	)(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a	)(9)	Question and Answer Document for Employees of Electroglas, Inc.

(a	)(10)	Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

(a	)(11)	Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(a	)(12)	Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(d	)(1)*	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d	)(2)*	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d	)(3)*	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

*	Previously filed.